                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-7
                                 AMENDMENT NO. 7
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               American IDC Corp.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   0267 2M104
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                                 (CUSIP Number)

                                  Gordon F. Lee
                         11301 Olympic Blvd., Suite 680
                              Los Angeles, CA 90064
                                 (310) 445.2599
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0267 2M104

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Gordon F. Lee
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Canadian; Permanent Resident of the United States of America
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               7.   Sole Voting Power
  NUMBER OF         25,477,000 shares of common stock
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           25,477,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     25,477,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
     Not applicable.
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13.  Percent of Class Represented by Amount in Row (11)
     43.5%
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14.  Type of Reporting Person (See Instructions)
     IN
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ITEM 1.  Security and Issuer
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         Common Stock, Par Value, $.001

         American IDC Corp.
         11301 Olympic Blvd., Suite 680
         Los Angeles, CA 90064

ITEM 2.  Identity and Background
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         (a) Name: Gordon F. Lee

         (b) Residence or business address:
         11301 Olympic Blvd., Suite 680
         Los Angeles, CA 90064

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Officer and Director of American IDC Corp.
         11301 Olympic Blvd., Suite 680
         Los Angeles, CA 90064


         (d,e) Legal Proceedings

         During the last five years, Mr. Lee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Lee has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         Canada, Permanent Resident of the United States

ITEM 3.  Source and Amount of Funds or Other Consideration
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         On October 14, 2004, the company issued Mr. Lee 4,000,000 shares of common stock as part of his compensation package. The shares were valued at $.05 per share.

ITEM 4.  Purpose of Transaction
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         Please see Item 3.

ITEM 5.  Interest in Securities of the Issuer
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         (a) Out of 58,561,605 shares of American IDC outstanding at October 15, 2004, Mr. Lee owns 25,477,000 shares, or approximately 43.5% of the outstanding common stock of American IDC Corp.
         (b) Mr. Lee has the sole power to vote and dispose of the shares described in paragraph (a).
         (c) Not applicable.
         (d) Not applicable.
         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         None.

ITEM 7.  Material to Be Filed as Exhibits
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None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2004
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Date


/s/ Gordon F. Lee
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Signature



Gordon F. Lee
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)